Filed by Dobson Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject company: Dobson Communications Corporation
(Registration No. 333-126247)

Dobson Communications Files Registration Statement for Preferred Stock Exchange Offer and Consent Solicitation

OKLAHOMA CITY, June 30, 2005 — Dobson Communications Corporation (“Dobson” or the “Company”) (Nasdaq:DCEL) announced that it has filed a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to a proposed offer to exchange cash and shares of Class A common stock for up to 32,327 shares, or 70 percent, of its outstanding 12.25% Senior Exchangeable Preferred Stock and up to 135,029 shares, or 70 percent, of its outstanding 13% Senior Exchangeable Preferred Stock (the “Exchange Offer”).

Under the terms of the Exchange Offer, for each share of preferred stock tendered, holders would receive (1) cash in the amount of $300 and (2) shares of Dobson’s Class A common stock with a market value of $844, based on the volume-weighted average price of Dobson’s Class A common stock on the Nasdaq National Market during the ten-trading-day period ending on the second trading day prior to the initially scheduled expiration date of the Exchange Offer, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of preferred stock tendered. As part of the Exchange Offer, Dobson is also soliciting consents from holders of its 12.25% preferred stock and 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date of the Exchange Offer, after which time a revised set of covenants would be applicable to the preferred stock so long as an aggregate of at least 15,000 shares of 12.25% preferred stock and 13% preferred stock are outstanding, and (2) waive compliance by Dobson with these provisions of the certificates of designation, until the proposed amendments become effective or until 18 months after the expiration date of the Exchange Offer (the “Consent Solicitation”).

Dobson anticipates that the Exchange Offer will commence as soon as practicable after the registration statement becomes effective.

Dobson also announced that it has entered into a support agreement with the holders of approximately 63 percent of the aggregate number of its 12.25% preferred stock and 13% preferred stock, representing a majority of the outstanding shares of each series. Pursuant to this agreement, these holders have agreed, subject to certain specified conditions, to tender such amount of shares in the Exchange Offer and consent to the proposed amendments and waivers, which would result in the satisfaction of the minimum condition of the Exchange Offer.

The dealer manager and solicitation agent for the concurrent Exchange Offer and Consent Solicitation is Houlihan Lokey Howard & Zukin Capital, Inc.

Questions regarding the Exchange Offer and Consent Solicitation may be directed to and, after the Exchange Offer and Consent Solicitation are commenced, a copy of the written prospectus relating to the Exchange Offer and Consent Solicitation may be obtained from the information agent, Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004 at (212) 809-2663. These securities are offered only by means of a written prospectus. This is neither an offer to sell nor a solicitation of an offer to buy any securities.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Web site at www.dobson.net

CONTACT:	Dobson Communications Corporation J. Warren Henry, Vice President, Investor Relations (405) 529-8820